Mail Stop 3561

April 25, 2007

Andrew J. Littlefair
President and Chief Executive Officer
Clean Energy Fuels Corp.
3020 Old Ranch Parkway, Suite 200
Seal Beach, California 90740

> **Re:** **Clean Energy Fuels Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 27, 2007**
> **File No. 333-137124**

Dear Mr. Littlefair:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Outside Front Cover Page of Prospectus

1. We note your response to comment 2 in our letter dated October 3, 2006. Please remove the page immediately prior to the table of contents because it repeats the same information that is in the captions to your pictures.

Prospectus Summary, page 1

2. We note your response to comment 4 in our letter dated October 3, 2006. In the body of your document, please identify the source on which you base your factual statements by including a citation to that source.

   Also, we note your statement in your Emission Reduction subsection on page 55 in which you state the following: "In order to comply with the 2007 standards, we expect 2007 and later engine models to employ significant new emissions control technologies…, which are expect to increase the cost of a diesel vehicle manufactured in 2006 by as much as $10,000 to $20,000 per vehicle." However, the article you provided in Tab 6 of your Supplemental Binder states that the 2007 models "will cost around $10,000 more and, combined with the usual concern over new technologies, fleets have been buying 2006 models at a record clip." Please tell us and disclose the source that discloses the $20,000 figure you mention in your document.

The Offering, page 3

3. We note your response to comment 6 in our letter dated October 3, 2006. Presently, you state that the number of shares of your common stock that will be outstanding after this offering is based on the number of shares of capital stock that was outstanding as of December 31, 2006. Again, please estimate the number of shares of your common stock that will be outstanding after this offering using a more recent date. Also, please be sure to update this date in subsequent amendments as appropriate.

Risk Factors, page 6

4. We note your response to comment 9 in our letter dated October 3, 2006. Please consider using the first sentence of your second risk factor on page 7 as the heading of that risk factor, because it seems to describe more accurately the risk to you.

    Also, in the first risk factor on page 10, you state that if there are interruptions in field productions, pipeline capacity, equipment failure, liquefaction production or delivery, you many experience supply stoppages. Please tell us whether there are any specific material risks to you in these areas. If so, please disclose them as separate risk factors.

    Further, in the second-to-last risk factor on page 13, you state that you depend on Boone Pickens for advice regarding energy markets and derivative activities, but you cannot guarantee that you will be able to retain his services. In this regard, on the bottom of page 11, you state that Mr. Pickens has cancelled his guarantee with Sempra Energy Trading Corporation, which will cause you to have significantly larger requirements for upfront margin deposits. If material, please discuss in your second-to-last risk factor on page 13, and throughout your document as appropriate, whether Mr. Pickens' guarantee cancellation is any indication that BP Capital, L.P., his firm, will terminate its current investment advisory agreement with you.

Finally, in the first full risk factor on page 16, you state that your quarterly results of operations "have fluctuated significantly" in the past. Specifically, you state that your net losses were $3.0 million, $1.1 million, $41.2 million, and $30.0 million for the quarters ended March 31, 2006, June 30, 2006, September 30, 2006, and December 31, 2006, respectively. Instead of "fluctuations," these losses appear to be a trend, specifically based on the fact that your losses dropped dramatically from between $1.1 million and $3.0 million in the first half of 2006 to between $30.0 million and $41.2 million in the second half of 2006. Please revise or advise.

<u>August 2006 Purchase of Future Contracts and December 2006 Assumption…, page 33</u>

5. You state that in December 2006, Boone Pickens assumed all of your futures contracts, which had lost $78.7 million in value at that time, in exchange for a five-year warrant to purchase up to 15,000,000 shares of your common stock at a purchase price of $10 per share. Please discuss the dilution effect that exercising this warrant could have on your common stock. Also, please consider including this dilution effect as a risk factor. We may have further comments based upon your response.

<u>Adoption of Revised Natural Gas Hedging Policy in February 2007, page 33</u>

6. Please discuss the impact you anticipate, if any, that your revised hedging policy will have on your operations beyond mitigating the volatility of your earnings related to your futures contracts and your risks related to fixed-price sales contracts.

<u>Improvements in Internal Control over Financial Reporting, page 40</u>

7. We note your response to comment 13 in our letter dated October 3, 2006. You state that you need to "automate several processes, hire additional personnel with finance and accounting expertise and add additional policies and procedures to bolster [your] control and disclosure environments." Please expand upon the specific steps you must take in these three endeavors, including an estimate of the time it will take until your controls and procedures are effective, and discuss the remaining areas of risk to your financial reporting obligations.

<u>Results of Operations, page 41</u>

8. We note your response to comment 19 in our letter dated October 3, 2006 and the revisions to your disclosure. By providing the change in gallons and the effective price between periods, an investor should be able to determine the extent to which price versus volume contributed to the overall changes between periods. Yet, based on the change in gallons and the effective price disclosed, plus the changes

to revenue due to fuel tax credits and station construction, it is unclear how to recompute the revenue increase. Therefore, please tell us how to recompute the revenue increase or specifically disclose the extent to which price versus volume contributed to the overall change in revenues.

Our Station Network, page 62

9. We note your response to comment 33 in our letter dated October 3, 2006. Please expand upon your disclosure regarding your station network. For example, please clarify the reasons that some of your stations delivered in excess of 100,000 gallons in December 2006 and others delivered at least 25,000 gallons during that same time. As another example, please discuss whether these delivery amounts are typical for your stations from month-to-month or year-to-year. As a final example, please disclose the number of stations located in busy metropolitan areas that experience higher traffic and deliver higher volumes of fuel than stations in less populated areas.

Sales of Common Stock, page 95

10. We note your response to comment 44 in our letter dated October 3, 2006. Please include that response in your document.

Consolidated Statements of Cash Flows, page F-6

11. Please tell us how you classified the following items on your statement of cash flows, including why this classification is appropriate:

- Borrowings under the line of credit;

- Payments to Sempra to satisfy excess margin calls;

- Receipt by Boone Pickens of all margin deposits related to contracts funded using the line of credit; and

- Cancellation of all amounts owed under the line of credit.

12. You disclose on page 45 that cash used in operating activities increased in 2006 partially due to the payment of $22.9 million in margin deposits that were not returned to you until January 2007. Yet, the change in "Margin deposits on future contracts" is minimal on your statement of cash flows in 2006. Due to the large increase in other receivables in 2006, we assume the payment of margin deposits in 2006 is reflected in "Accounts and other receivables." If so, please tell us why you did not include the payment and receipt of all margin deposits in the "Margin

deposits on future contracts" line item. If not, please tell us why "Accounts and other receivables" increased significantly and "Margin deposits on futures contracts" changed only slightly in 2006.

Note (1) Summary of Significant Accounting Policies, page F-7

13. We note your response to comment 51 in our letter dated October 3, 2006. As there is diversity in how companies classify "freight out," please disclose your policy for classifying costs incurred to transport natural gas from your facilities to the customer in the statement of operations in accordance with APB 22 unless clearly immaterial.

Note (5) Stockholders' Equity, page F-15

(b) Stock Option Plan, page F-16

14. Please provide all disclosures required by paragraph A240 of SFAS 123R.

Note (16) Earnings Per Share, page F-28

15. Please revise your calculation of diluted earnings per share to exclude only those securities for which the exercise price was equal to or greater than the average market price of your stock over the period, rather than the market price on the date of the calculation. See paragraph 18 of SFAS 128.

Schedule II, page S-1

16. We note your response to comment 63 in our letter dated October 3, 2006 and the revisions to your disclosure. Please note that Schedule II should be covered by an audit report. See Rule 5-04(c) of Regulation S-X.

Item 15. Recent Sales of Unregistered Securities, page II-1

(a) Issuances of Common Stock and Warrants, page II-1

17. As the issuance of securities under the Equity Option Agreement was at your "sole and exclusive option," please tell us the business reasons behind your decision to issue securities to Boone Pickens under this agreement in April 2006 when it appears the price per share you received was significantly lower than your estimated market price of $10 a share, as disclosed in your response to comment 55 in our letter dated October 3, 2006. Furthermore, due to the difference in price per share and market price, please explain to us how you concluded that you were not required to record compensation expense in connection with this issuance.

*   *   *   *   *   *

   As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   You may contact Sarah Goldberg, Staff Accountant, at (202) 551-3340 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at (202) 551-3343 or me at (202) 551-3720 with any other questions.

            Sincerely,

            H. Christopher Owings
            Assistant Director

cc: John J. Hentrich, Esq.
    Sheppard, Mullin, Richter & Hampton LLP
    Via Facsimile